UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No 1)

VERINT SYSTEMS INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

92343X100
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No. 92343X100

(1) Names of Reporting Persons.

Platinum Partners Value Arbitrage Fund LP

(2) Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☒
(b) ☐

(3) SEC Use Only.

(4) Citizenship or Place of Organization.

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power: 401,153 (6) Shared Voting Power: 0 (7) Sole Dispositive Power: 401,153 (8) Shared Dispositive Power: 0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person.

401,153 shares of common stock

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares. ☐

(11) Percent of Class Represented by Amount in Row 9.

1.2%

(12) Type of Reporting Person (See Instructions).

PN

CUSIP No. 92343X100

(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only).

Platinum Partners Legacy Feeder Ltd

(2) Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☒
(b) ☐

(3) SEC Use Only.

(4) Citizenship or Place of Organization.

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power: 1,212,140 (6) Shared Voting Power: 0 (7) Sole Dispositive Power: 1,212,140 (8) Shared Dispositive Power: 0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person.

1,212,140 shares of common stock

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares. ☐

(11) Percent of Class Represented by Amount in Row 9.

3.7%

(12) Type of Reporting Person (See Instructions).

OO

CUSIP No. 92343X100

(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only).

Platinum Partners Liquid Opportunity Fund L.P.

(2) Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☒
(b) ☐

(3) SEC Use Only.

(4) Citizenship or Place of Organization.

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power: 105,007 (6) Shared Voting Power: 0 (7) Sole Dispositive Power: 105,007 (8) Shared Dispositive Power: 0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person.

105,007 shares of common stock

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares. ☐

(11) Percent of Class Represented by Amount in Row 9.

0.3%

(12) Type of Reporting Person (See Instructions).

PN

Item 1.

(a) Name of Issuer.

Verint Systems Inc.

(b) Address of Issuer's Principal Executive Offices.

330 South Service Road
Melville, New York 11747

Item 2.

(a) Name of Person Filing.

(1)	Platinum Partners Value Arbitrage Fund LP
(2)	Platinum Partners Legacy Feeder Ltd
(3)	Platinum Partners Liquid Opportunity Fund L.P.

(b) Address or Principal Business Office or, if none, Residence.

(1), (2) and (3):	152 West 57th Street, 54th Floor
New York, NY 10019

(c) Citizenship or Place of Organization.

(1)	Cayman Islands
(2)	Cayman Islands
(3)	Delaware

(d) Title of Class of Securities.

Common Stock, par value $0.001 per share

(e) CUSIP No.

92343X100

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a) Amount Beneficially Owned:

Platinum Partners Value Arbitrage Fund LP -- 401,153 shares of common stock
Platinum Partners Legacy Feeder Ltd -- 1,212,140 shares of common stock
Platinum Partners Liquid Opportunity Fund L.P. -- 105,007 shares of common stock

(b) Percent of class:

Platinum Partners Value Arbitrage Fund LP – 1.2%
Platinum Partners Legacy Feeder Ltd – 3.7%
Platinum Partners Liquid Opportunity Fund L.P. -- 0.3%

(c) Number of shares as to which such person has:
Platinum Partners Value Arbitrage Fund LP
(i)	Sole power to vote or to direct the vote: 401,153
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 401,153
(iv)	Shared power to dispose or to direct the disposition of: 0
(c) Number of shares as to which such person has:
Platinum Partners Legacy Feeder Ltd
(i)	Sole power to vote or to direct the vote: 1,212,140
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 1,212,140
(iv)	Shared power to dispose or to direct the disposition of: 0
(c) Number of shares as to which such person has:
Platinum Partners Liquid Opportunity Fund L.P.
(i)	Sole power to vote or to direct the vote: 105,007
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 105,007
(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.  N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.  N/A

Item 8.  Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.  Previously filed.

Item 9.  Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  N/A

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2010

PLATINUM PARTNERS VALUE ARBITRAGE FUND LP

By: /s/ OLIVER JIMENEZ
 Name: Oliver Jimenez
 Title: Chief Compliance Officer

PLATINUM PARTNERS LEGACY FEEDER LTD

By: /s/ OLIVER JIMENEZ
 Name: Oliver Jimenez
 Title: Chief Compliance Officer

PLATINUM PARTNERS LIQUID OPPORTUNITY FUND L.P.

By: /s/ OLIVER JIMENEZ
 Name: Oliver Jimenez
 Title: Chief Compliance Officer